Exhibit 99.1

Silvercorp Metals Inc. Suite 1750 – 1066 West Hastings St. Vancouver, BC, Canada V6E 3X1 Tel: 604-669-9397 Fax: 604-669-9387

NEWS RELEASE

Trading Symbol: TSX / NYSE American: SVM

SILVERCORP SUBSIDIARY ACQUIRES THE LA YESCA SILVER PROJECT, NAYARIT STATE, MEXICO

VANCOUVER, British Columbia – February 2, 2021 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX/NYSE American: SVM) announces its subsidiary, New Infini Silver Inc. (“New Infini”), has acquired a 100% interest in the La Yesca Silver Project (“La Yesca” or the “Project”), a silver-polymetallic, epithermal-type project located in Nayarit State, Mexico, approximately 100 kilometres (“km”) (185 km by road) northwest from Guadalajara, the second-largest city in Mexico.

La Yesca Silver Project

The Project covers an area of approximately 47.7 square km. Previous exploration activities between 2014 and 2018 included geological mapping, stream sediment and soil geochemical surveys, and wide spaced drilling. A silver-lead-zinc soil geochemical anomaly of >500 m wide by 7.5 km long has been revealed.

A total of 4,878 m3 in 106 trenches and surface strips and 7,649 m of diamond drilling in 25 widely-spaced drill holes has been completed to test the southern part of a 3.5 km long geochemical anomaly in Areas I, II, and III (see Figure 1). Fifty-six surface trenches and all 25 near vertically-drilled holes intersected mineralization, with 22 of the drill holes intersecting multiple mineralization zones that extend 200 m wide by 1,100 m long in Area I, and 400 m wide by 3,500 m long in Areas II and III (see Figure 1).

Highlights of selected drill hole intercepts (see Table 1 for details):

  Hole ZK3562 intercepted a 3.30 m interval from 197.15 m, grading 744 g/t silver (“Ag”), 0.12% lead (“Pb”) and 1.39% zinc (“Zn”);

  Hole ZK3642 intercepted a 27.30 m interval from 78.75 m, grading 641 g/t Ag, 0.22% Pb and 0.49% Zn, and a 6.0 m interval from 127.4 m, grading 388 g/t Ag;

  Hole ZK3721 intercepted a 6.50 m interval from 79.90 m, grading 725 g/t Ag, 0.55% Pb and 1.79% Zn, and a 5.9 m interval from 92.4 m, grading 293 g/t Ag, 0.22% Pb and 1.38% Zn;

  Hole ZK3801 intercepted a 2.42 m interval from 36.08 m, grading 823 g/t Ag, 0.30% Pb and 4.01% Zn, and a 3.0 m interval from 140.2 m, grading 718 g/t Ag, 0.21% Pb and 3.34% Zn; and

  Hole ZK4002 intercepted a 17.0 m interval from 195.8 m, grading 252 g/t Ag, 0.76% Pb and 2.1% Zn.

Highlights of selected surface trench samples (see Figure 1):

  TC001 from Area I graded 420 g/t Ag, 0.22% Pb, and 2.8% Zn across 25.62 m;

  TC111 from Area I graded 389 g/t Ag across 14.3 m;

  BT742 from Area III graded 295 g/t Ag, 2.02% Pb, and 1.72% Zn across 47.6m; and

  TC4081 from Area III graded 161 g/t Ag, 1.38% Pb and 1.32% Zn across 32.94 m.

Table 1. Assay results for all 25 drill holes

Hole ID	From (m)	To (m)	Interval (m)	Ag g/t	Pb (%)	Zn (%)
ZK001	20.6	26.2	5.5	141	0.13	1.28
ZK001	34.2	41.1	7.0	65	0.08	1.24
ZK002	46.4	54.4	8.0	274	0.89	0.84
ZK002	61.4	65.7	4.3	243	0.19	0.9
ZK002	128.0	133.0	5.0	108	0.16	0.48
ZK003	155.0	157.0	2.0	77	0.4	0.51
ZK003	166.7	168.7	2.0	159	0.9	0.59
ZK003	203.4	205.4	2.0	153	0.86	0.75
ZK003	248.8	262.3	13.5	97	0.25	1.15
ZK003	328.9	338.8	9.8	122	0.43	0.57
ZK003	547.6	548.6	1.1	162	0.63	1.75
ZK031	43.4	45.9	2.5	510	0.17	2.34
ZK031	64.4	66.4	2.0	292	0.18	1.39
ZK071	30.1	38.9	8.9	390	0.16	1.89
ZK071	114.4	119.3	5.0	672	0.09	0.84
ZK072	30.0	34.5	4.5	73	0.01	0.31
ZK081	165.8	167.8	2.0	146	0.29	0.67
ZK081	174.0	176.0	2.0	217	0.13	0.29
ZK081	185.0	190.9	5.9	185	0.11	0.59
ZK081	196.9	200.1	3.3	296	0.04	0.36
ZK161	118.0	119.2	1.2	58	0.01	0.03
ZK161	125.1	132.0	6.9	88	0.05	1.05
ZK241	102.7	105.1	2.4	145	0.09	1.51
ZK241	156.4	157.9	1.5	54	0.12	0.13
ZK2001	100.9	103.0	2.1	232	1.36	1.18
ZK2001	314.8	316.1	1.3	67	6.44	12.23
ZK2001	340.4	344.3	3.9	100	2.11	4.47
ZK2041	32.2	38.2	6.0	304	0.36	1.3
ZK2041	68.3	70.9	2.6	328	0.08	2
ZK2042	102.5	105.1	2.6	62	0.6	0.8
ZK2081	5.2	6.6	1.4	132	0.09	1.18
ZK2081	182.7	184.0	1.3	84	0.08	0.63
ZK3481	55.4	60.6	5.2	114	0.14	0.43
ZK3481	96.0	98.6	2.6	286	0.23	0.49

Hole ID	From (m)	To (m)	Interval (m)	Ag g/t	Pb (%)	Zn (%)
ZK3561	48.7	55.0	6.3	112	0.36	0.58
ZK3561	82.8	84.1	1.3	57	0.11	0.13
ZK3561	188.9	190.9	2.0	277	0.12	0.18
ZK3561	268.8	271.4	2.6	46	0.02	0.02
ZK3562	197.2	200.5	3.3	744	0.12	1.39
ZK3562	226.5	227.8	1.3	61	0.06	0.17
ZK3562	422.2	424.8	2.6	173	0.04	0.14
ZK3562	433.9	435.2	1.3	78	0.03	0.68
ZK3641	49.4	72.6	23.2	149	0.42	2.12
ZK3641	79.8	82.4	2.6	135	0.22	1.6
ZK3641	147.7	150.3	2.6	161	0.17	1.26
ZK3641	171.9	174.5	2.6	214	0.21	2.07
ZK3642	78.8	106.1	27.3	641	0.22	0.49
ZK3642	127.4	133.4	6.0	388	0.11	0.45
ZK3721	79.9	86.4	6.5	725	0.55	1.79
ZK3721	92.4	98.3	5.9	293	0.22	1.38
ZK3722	198.9	204.3	5.3	83	0.14	0.31
ZK3722	210.9	227.2	16.3	222	0.14	0.76
ZK3801	36.1	38.5	2.42	823	0.3	4.01
ZK3801	140.2	143.2	3.0	718	0.21	3.34
ZK4001	54.9	61.2	6.4	121	0.46	2.57
ZK4001	70.8	72.1	1.3	161	0.06	0.38
ZK4001	145.6	147.6	2.1	349	0.33	1.86
ZK4001	234.3	238.2	3.9	310	0.21	3.04
ZK4002	175.1	177.7	2.6	106	0.1	0.21
ZK4002	195.8	212.7	17.0	252	0.76	2.1
ZK4002	262.5	263.6	1.2	59	0.35	0.11
ZK4081	58.0	63.4	5.4	210	0.4	1.73
ZK4081	106.2	107.5	1.3	55	0.16	0.54
ZK4081	143.0	144.3	1.3	143	0.41	0.64
ZK4082	260.5	283.9	23.4	143	0.28	0.32
ZK4082	373.7	375.9	2.2	45	0.17	0.04

Notes:
1.	Intervals are drill core length in m. True widths are unknown.
2.	A 50 g/t Ag minimum grade was used to determine the average Ag grades.

Figure 1. Project focus area map

Legend
Historical drill hole
Ag anomaly ppm
Pb anomaly ppm
Zn anomaly ppm
Exploration claim
Exploration line
Interpreted ore zone
Volcanic tuff
Andesite
Porphyririe dacite
Gravel
Volcanic breccia
Dacite breccia crystal tuff
Agglomerate
Dacite breccia
Interval/Ag/Pb/Zn
AREA III
AREA II
AREA I
32.94m/161/1.38/1.32
47.6m/295/2.02/1.72
25.62m/420/0.22/2.8
14.3m/389/0.09/0.25
TC4101 (5.4m/190/1.18/1.67)
TC4002 (4.8m/221/0.93/1.15)
TC4081
TC6002
(2.0m/310/0.39/0.50)
TC821 (5m/206/1.2/1.2)
TC801 (9m/178/0.5/0.68)
BT742
TC641 (12.1m/126/0.2/0.32)
TC542 (2m/152/1.68/1.13)
TC421 (4.25m/98/0.63/0.55)
ZK4081
ZK4082
ZK4001
ZK4002
ZK3801
ZK3721
ZK3722
ZK3641
ZK3642
ZK3561
ZK3562
ZK3481
ZK241
ZK161
ZK081
ZK002
ZK001
ZK003
ZK031
ZK071
ZK072
TC001
TC111
(4m/653/0.73/1.10)
TC2101
ZK2081
ZK2042
TC2041
TC152
ZK2041
ZK2001
(2.1m/198/0.49/0.82)
(2.9m/100/0.11/0.85)
2358000
2357000
2356000
2355000
596000
597000
408
400
380
372
364
356
348
24
16
08
00
03
07
208
204
200
0
500m

As the 25 drill holes were widely spaced, near vertically-drilled, and all intercepted mineralization, the previous owner interpreted the silver mineralization as sub-horizontal or low angle dipping zones (30-40 degrees) (See Section 372 in Figure 2). During on-site due diligence trips, Silvercorp geologists observed abundant evidence of steeply-dipping (70-85 degrees) and northwest (325 degree) extending structures/mineralization in trenches and outcrops, and observed almost all mineralization fractures in drill cores as near parallel to the cores, yielding further evidence that mineralization may have occurred as sub-vertical (See Section 372 in Figure 2).

This may imply that the mineralized intervals intercepted by these 25 widely-spaced drill holes are from multiple, different zones. A hole drilled 100 m away to test trench mineralization may have intercepted new zones rather than the mineralized zone revealed by the trenches. The future drill program will drill holes at a 45 degree angle to either validate this new model or as in-fill drilling for the low-angle interpretation. For example, trench BT742, with a 47.6 m interval grading 295 g/t Ag, 2.02% Pb, and 1.72% Zn, can be easily tested by a 45 degree drill hole, whether it is a low-angle or subvertical zone.

Figure 2. Section 372 cross section

Silvercorp’s independent geological consultant also took core samples for re-assaying. The results shown in Table 2 have large variation, but all have significant, high silver grades.

Table 2. Selected drill core samples from due diligence re-assay comparison

Hole ID	From (m)	To (m)	Interval (m)	Original Assay			Silvercorp Confirmation Assay
				Ag (g/t)	Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)
ZK3561	48.7	55.0	6.3	112	0.36	0.58	99	0.14	0.28
ZK071	114.4	119.3	5.0	672	0.09	0.84	353	0.21	0.39
ZK4002	195.8	207.5	11.8	316	1.09	2.80	546	0.28	1.17
ZK081	196.9	200.1	3.3	296	0.04	0.35	1650	0.00	0.11
ZK3721	79.9	86.4	6.5	725	0.55	1.79	564	0.49	1.00
ZK002	61.4	66.7	5.3	204	0.17	0.80	1419	0.08	0.63
ZK3722	210.9	227.2	16.3	222	0.14	0.76	63	0.11	0.42
ZK3801	140.2	143.2	3.0	718	0.21	3.34	83	0.20	0.51
ZK3562	197.9	200.5	2.6	943	0.15	1.78	387	0.07	0.99

Note:
1.	Intervals are drill core length in m. True widths are unknown.

Silvercorp Development Strategy

With successfully incubating New Pacific Metals Corp. (TSX: NUAG) and Whitehorse Gold Corp. (TSXV: WHG), Silvercorp intends to follow the same strategy and list New Infini as an independent public company, with a controlling interest, in the near future. This approach allows each company to operate independently on projects in different jurisdictions to reduce management risk and enables each company to pursue independent growth and capital allocation strategies while still maintaining Silvercorp’s interest, leadership and core values. The success of this strategy is attributed to a disciplined and methodical approach in the structuring and financing each new opportunity, and selecting and incentivizing dedicated and experienced executives and directors with a strong commitment to sustainable development and shared value creation.

Agreement Details and Share Structure

  In December 2020, Silvercorp’s 100%-owned subsidiary, New Infini, acquired a 100% interest in Infini Resources, S.A. de C.V. (“Infini SA”), a Mexican corporation which holds a 100% interest in the La Yesca project, in return for a US$9.25 million cash payment and a 45% interest in New Infini shares to the arm’s length vendors (the “Vendors”), pursuant to the terms and conditions of a framework agreement (the “Agreement”).

  The cash payment of US$9.25 million was provided by Silvercorp (US$7.57 million) and a group of Silvercorp’s directors, officers, employees and consultants (US$1.68 million) in return for their interests of 45% and 10%, respectively, in New Infini.

  Through New Infini, Silvercorp assumed management and control of Infini SA and became the operator of the Project.

  A “discovery payment” of up to $30 million calculated on the basis of US$0.20 per ounce of silver resources as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), is payable by New Infini to the Vendors subject to certain permitting considerations.

  A subsequent private placement financing for New Infini in January 2021 raised US$4.0 million by issuing 8 million shares of New Infini at US$0.50 per share to Silvercorp, the Vendors and the management team. The funds will be sufficient to finance an initial drilling campaign of 10,000 m prior to listing New Infini as an independent public company.

  The current New Infini share structure after the January 2021 financing has Silvercorp at 21 million shares (43.75%), the Vendors at 18.6 million shares (38.75%), and management at 8.4 million shares (17.5%) of the total 48 million shares outstanding.

Future Exploration Plans

New Infini has assembled a team in Mexico to apply for drilling permits and to initiate a Phase I 10,000 m drilling program, which is expected to start in Q2 2021, once permits are received.

The technical information contained in this news release has been reviewed and approved by Ruijin Jiang, P. Geo., who is a Qualified Person for the purposes of NI 43-101.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

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